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                          March 27, 2023

       Ayub Khattak
       President and Chief Executive Officer
       Cue Health Inc.
       4980 Carroll Canyon Rd.
       Suite 100
       San Diego, CA 92121

                                                        Re: Cue Health Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2023
                                                            File No. 333-270592

       Dear Ayub Khattak:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Mark Baudler